UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ARES PRIVATE MARKETS FUND

(Name of Issuer)

Class I Shares, par value $0.001 per share

(Title of Class of Securities)

04020B103

(CUSIP Number)

Ian Fitzgerald

c/o Ares Capital Management II LLC

245 Park Avenue

44th Floor

New York, NY 10167

(212) 750-7300

with a copy to:

Philippa Bond, P.C.

Kirkland & Ellis LLP

2049 Century Park East

37th Floor

Los Angeles, CA 90067

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022
____________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO.	04020B103	Page 2

1	NAME OF REPORTING PERSONS
Ares Capital Management II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%*
14	TYPE OF REPORTING PERSON
OO

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 3

1	NAME OF REPORTING PERSONS
Ares Investments Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%*
14	TYPE OF REPORTING PERSON
OO

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 4

1	NAME OF REPORTING PERSONS
Ares Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 5

1	NAME OF REPORTING PERSONS
Ares Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 6

1	NAME OF REPORTING PERSONS
Ares Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 7

1	NAME OF REPORTING PERSONS
Ares Voting LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 8

1	NAME OF REPORTING PERSONS
Ares Partners Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

CUSIP NO.	04020B103	Page 9

1	NAME OF REPORTING PERSONS
Ares Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,004,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,004,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
3,004,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.95%*
14	TYPE OF REPORTING PERSON
PN

*	The calculation of the foregoing percentage is based on 10,375,947.29 Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to Class I Shares (“Class I Shares”) of Ares Private Markets Fund (the “Issuer” or “Fund”), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 245 Park Avenue, 44th Floor, New York, NY 10167.

Item 2.	Identity and Background

a)            This Schedule 13D is being filed jointly by the following (collectively, the “Reporting Persons”):

(i) Ares Capital Management II LLC (“Ares Capital”);

(ii) Ares Investments Holdings LLC (“Ares Investments”);

(iii) Ares Holdings L.P. (“Ares Holdings”);

(iv) Ares Holdco LLC (“Ares Holdco”);

(v) Ares Management Corporation (“Ares Management”);

(vi) Ares Voting LLC (“Ares Voting”);

(vii) Ares Partners Holdco LLC (“Ares Partners”); and

(viii) Ares Management GP LLC (“Ares Management GP”).

b)	The address of the principal business and principal office of each of the Reporting Persons and the Board Members (as defined below) and the other individuals set forth in Schedule A on Exhibit 99.1 to this Schedule 13D (such other individuals, together with the Board Members, the “Managers”), excluding Ares Capital Management II LLC, is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. The address of the principal business and principal office of Ares Capital Management II LLC is 245 Park Avenue, 44th Floor, New York, New York 10167.

c)	Ares Capital is a registered investment adviser and serves as investment adviser to the Issuer. The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. The reported securities include 3,000,000 Class I Shares directly held by Ares Holdings and 4,000 Class I Shares directly held by Ares Investments. The sole member of Ares Investments is Ares Holdings. The general partner of Ares Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the "Ares Class B Common Stock") and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the "Ares Class C Common Stock"). The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, Ryan Berry, R. Kipp deVeer, David Kaplan, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Each of the Reporting Persons (other than Ares Investments with respect to Class I Shares directly held by it) and the Board Members, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaims beneficial ownership of the Common Stock, except to the extent of any pecuniary interest therein, and this Form 3 shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

d)	The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1.

e)	During the last five years, none of the Reporting Persons or the Managers:

(i)	has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(ii)	was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

On February 24, 2022, in order to comply with Section 14(a)(1) of the Investment Company Act, Ares Investments, an affiliate of Ares Capital, provided the initial seed investment in the Fund by acquiring 4,000 Class I Shares for $100,000, or $25.00 per share (the “Seed Investment”). The funds used to purchase the shares of Issuer’s Class I Shares in the above transaction were from existing available operating capital of Ares Investments, and none of the consideration for such shares was represented by borrowed funds.

On April 1, 2022, Ares Holdings purchased an additional 3,000,000 Class I Shares funded by existing available operating capital of Ares Holdings. None of the consideration for such shares was represented by borrowed funds.

Item 4.	Purpose of Transaction

The reported securities were acquired solely for investment purposes.

The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s board of trustees (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Class I Shares and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Class I Shares or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners of the Issuer, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters. These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries, and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, the respective portfolio management considerations (including investment horizons) of the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons expect that they will seek to dispose, or cause to be disposed (including, without limitation, distributing some or all of the Class I Shares to certain of the Reporting Persons’ respective members, partners, stockholders and/or beneficiaries, as applicable), some or all of the Class I Shares beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, pledging their interest in their Class I Shares as a means of obtaining liquidity or as credit support for loans or other extensions of credit, or entering into derivatives transactions and other agreements or instruments that decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	The reported securities include 3,000,000 Class I Shares directly held by Ares Investments and 4,000 Class I Shares directly held by Ares Holdings, a wholly-owned subsidiary of the reporting person. As of the date of the Seed Investment, the 4,000 Class I Shares represented 100% of the outstanding shares of the Issuer’s Class I Shares. After giving effect to the Issuer’s registration under the Investment Company Act and offering of Class A, Class D and Class I Shares, the reported 3,004,000 Class I Shares represent 28.95% of the Class I Shares outstanding as of April 1, 2022, based on information received from the Issuer.

(b)	The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)	The information set forth in Item 3 hereof is incorporated herein by reference

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 hereof is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement, dated April 11, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

Ares Capital Management II LLC

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Investments Holdings LLC

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Holdings L.P.

By:	Ares Holdco LLC
Its:	General Partner

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Holdco LLC

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Management Corporation

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Voting LLC

By:	Ares Partners Holdco LLC
Its:	Sole Member

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Partners Holdco LLC

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory

Ares Management GP LLC

By:	/s/ Naseem Sagati Aghili
	Name:	Naseem Sagati Aghili
	Title:	Authorized Signatory